

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

EXHIBIT 5:

Code of Ethics



Code of Ethics

APPLICABLE TO: ALL KBRA, KBRA ANALYTICS, KBRA EUROPE, and KBRA UK EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: December 31, 2020

1. **Scope**

    (a)   This Code of Ethics (the "Code of Ethics"), applies to all employees of Kroll Bond Rating Agency, LLC, KBRA Analytics and its credit rating affiliates (collectively, "KBRA"). The purpose of the Code of Ethics is to help employees understand how to maintain the high ethical standards expected of them by KBRA in daily business activities. The Code of Ethics sets forth KBRA's core values, articulates the standards of honesty, ethical conduct, and accountability that is expected of KBRA employees, and, as such, is designed to reinforce the importance of acting with integrity—KBRA's foundational principle, and the one on which KBRA's businesses depend for its continued growth and success.

    (b)   At KBRA, business will be conducted responsibly and will meet the highest standards of ethical corporate behavior. All employees must demonstrate honest and ethical conduct when fulfilling their duties, including the ethical handling of actual or potential conflicts of interest between personal and professional relationships. All employees are expected to comply with all applicable laws, rules and regulations, and abide by the Code of Ethics, the KBRA Code of Conduct, the Anti-Bribery and Anti-Corruption Policy, and other policies and procedures adopted by KBRA.

    (c)   It is essential that employees read, understand, and affirm their adherence to the Code of Ethics. Although the Code of Ethics provides guidance to help KBRA employees make ethically responsible and appropriate decisions, it does not, and is not, intended to cover every possible law, policy, or situation. Employees are expected to use their best judgment before making decisions. If you are unsure what to do or are unsure about any provision in the Code of Ethics, please consult your supervisor, Human Resources, the KBRA Compliance Department, or the Legal Department.

2. **Mission and Core Values**

    Established in 2010 as a challenger brand, KBRA's original mission was to restore trust in credit ratings. Since then, KBRA has provided the market with timely, transparent ratings and research as well as the tools needed to make informed investment decisions. The market has come to trust and now relies on KBRA, the largest rating agency formed post-crisis. Today, KBRA's mission is to assess risk and educate the financial markets by thinking beyond traditional credit rating protocols and by taking an innovative, more rigorous approach.

    Innovation, Collaboration and Integrity are KBRA's core values. They differentiate KBRA and allow KBRA to be forward looking.

3. **Ethical Standards**

    KBRA employees have a personal responsibility to act ethically and comply with the law. KBRA employees must:

    (a)   Engage in and promote honest and ethical conduct;

    (b)   Deal fairly with customers, suppliers, competitors, and other KBRA employees;

    (c)   Comply with applicable laws, rules, and regulations;

    (d)   Make appropriate use of KBRA's information technology resources;



(e)   Take all reasonable measures to prevent the improper use and unauthorized disclosure of nonpublic information about KBRA or its customers either received or created during KBRA's business activities, unless disclosure is required by applicable law or regulation; and

(f)   Read, understand, and comply with all applicable KBRA policies, procedures, programs, and guidelines, all of which are located on the KBRA Intranet at http://net.kbra.local/.

4.   **Prohibited Conduct**

The primary responsibility of KBRA employees is to perform their jobs in an efficient and productive manner. KBRA employees are expected to meet KBRA's standards of work performance and personal conduct, including following company rules, adhering to safe working practices, and cooperating with coworkers. KBRA is committed to treating all employees with respect and dignity and believes that KBRA employees deserve a workplace that is safe and free from harassment or other discrimination. In keeping with this commitment, KBRA maintains a strict policy prohibiting all forms of unlawful harassment and discrimination, including sexual harassment. These behaviors will not be tolerated under any circumstances, regardless of whether the behavior was or is intended to be offensive and should be reported in accordance with Section 9 of the Code of Ethics. For additional information, please refer to the KBRA Employee Handbook.

5.   **Avoiding Conflicts of Interest**

(a)   When employees become aware of an actual or potential conflict of interest, they are responsible for taking appropriate action in accordance with legal and regulatory requirements and KBRA's policies and procedures. KBRA employees are expected to discuss their involvement with any transaction or business relationship that might reasonably give rise to an actual conflict of interest or the appearance of a conflict of interest with their supervisors and the KBRA Compliance Department.

(b)   For further guidance on business conduct and practices that may give rise to actual or potential conflicts of interest and the framework by which KBRA identifies and addresses actual or potential conflicts of interest, please consult KBRA's policies and procedures, including, but not limited to, the KBRA Code of Conduct, the Anti-Bribery and Anti-Corruption Policy, Duties of Commercial Personnel and Ratings Personnel to Avoid Conflicts Policy, Conflict of Interest Certification Policy, Conflict of Interest Certification Procedure, Conflict of Interest Certification Policy for the European Union, Conflict of Interest Certification Procedure for the European Union, Fee Discussion Policy, Fee Discussion Procedure, the Gifts and Entertainment Policy, and Prohibited Acts and Practices Policy.

6.   **Confidential Information**

(a)   Protecting confidential information is critical to KBRA's reputation, its integrity, its relationships with customers, and to facilitate compliance with the law, applicable regulations, including, but not limited to, the KBRA Code of Conduct, the Accessing 17g-5 Websites Policy, the Confidential Information and Insider Trading Policy, the Independent Directors and Material Nonpublic Information Policy, the Independent Directors and Material Nonpublic Information in the European Union Policy, the Personal Securities Trading Policy, the Personal Securities Trading Policy for the European Union, the Relationship with Corporate Affiliates Policy, the Relationship with Corporate Affiliates in the European Union Policy, the Social Media Policy, and the Social Media Policy in the European Union. KBRA requires that its employees must follow its policies and procedures concerning the acceptance, proper use, and handling of confidential information, as well as any written agreements with customers or other third parties related to the use or handling of confidential information, or written agreements between KBRA and its employees that relate to the use and handling of confidential information. KBRA employees are responsible for protecting all confidential information, regardless of its form or format. To the extent that an employee is obligated to keep any information confidential, that confidentiality obligation extends beyond the employee's employment with KBRA is terminated, regardless of the reason for termination.

(b)   Any KBRA employee who suspects that confidential information has been leaked—whether accidentally or otherwise—should report such suspicion promptly in accordance with Section 9 of the Code of Ethics.



7. **Self-Dealing and Insider Trading**

KBRA employees who are aware of material nonpublic information related to issuers, underwriters, sponsors, other private or governmental issuers of securities or KBRA credit ratings, may not buy, sell, or otherwise benefit from any transaction of those parties, including, but not limited to, any securities or money market instruments, nor may KBRA employees recommend that another person buy, sell, or hold the securities of those parties or accept a business opportunity involving one of those parties. For further guidance on material nonpublic information and the prohibition of trading on inside information, please consult KBRA's Confidential Information and Insider Trading Policy.

8. **Gifts, Meals, and Entertainment**

KBRA employees shall not be influenced by the receipt of gifts or favors, nor shall they try to improperly influence others by providing gifts or favors. KBRA employees should avoid situations that could give the appearance that KBRA's business decisions are based upon anything other than legitimate business considerations. For guidance on accepting gifts and entertainment, please consult the Gifts and Entertainment Policy.

9. **Reporting Violations**

KBRA employees who are aware of, or suspect in good faith: (a) illegal conduct; (b) a violation of KBRA's codes, policies, or procedures; or (c) other instances of fraudulent or unethical behavior, have a duty to report the issue or seek further guidance. Violations and potential violations may be reported to the KBRA Compliance Department, Legal Department, the employee's manager, or via KBRA's anonymous hotline at (833) 310-0060. Please identify and escalate potential issues before they lead to problems; and when in doubt, ask questions about the potential application of laws, regulations, the KBRA Code of Ethics, the KBRA Code of Conduct, or any other KBRA policies and procedures.

10. **Administration of the Code of Ethics**

(a)   After receiving a report of a potential violation pursuant to the Code of Ethics, if it is determined that an investigation of the alleged violation is needed, then an investigation will be commenced. Complaints will be kept confidential to the extent possible while still conducting an appropriate investigation.

(b)   Not less than annually, all KBRA employees will be required:

(i)   to certify that they have reviewed the Code of Ethics, understand it, and agree to be bound by it;

(ii)   to certify that they have not violated the Code of Ethics, and, to the best of their knowledge, they are not aware of any suspected violations of the Code of Ethics; and

(iii)   to disclose any previously unreported transactions or events that appear to be in violation of the Code of Ethics.

(c)   Any questions regarding the Code of Ethics or its interpretation should be directed to the KBRA Compliance Department.

11. **Disciplinary Measures**

Failure to comply with the Code of Ethics, or any other KBRA codes, policies, and procedures, or applicable laws and regulations, may result in disciplinary action, up to and including termination of employment. In addition, violations of the law could result in civil or criminal penalties imposed by a governmental agency or a court of law.

12. **Whistleblower Protections and Nonretaliation**

KBRA strives to cultivate open and effective channels of communication. KBRA does not tolerate acts of retaliation against anyone who makes a good faith report of known or suspected ethical or legal misconduct either internally to KBRA or to any governmental agency or entity. If you believe you have experienced retaliation, you should report it immediately. For more information, please refer to the Whistleblower Policy and



Procedure or the Whistleblower Policy and Procedure for the European Union, as applicable. The Office of the Whistleblower of the U.S. Securities and Exchange Commission ("SEC") may be reached via www.sec.gov/whistleblower and/or (202) 551-4790. Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the Whistleblower Policy and Procedure. or the Whistleblower Policy and Procedure for the European Union, as applicable. All the provisions contained in the Code of Ethics should be construed in a manner consistent with the Whistleblower Policy and Procedure or the Whistleblower Policy and Procedure for the European Union, as applicable, and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.